

January 22, 2021

Mary Jane Raymond
Chief Financial Officer and Treasurer
II-VI INC
375 Saxonburg Blvd
Saxonburg, PA 16056

> **Re: II-VI INC**
> **Form 10-K for the Fiscal Year ended June 30, 2020**
> **File No. 001-39375**

Dear Ms. Raymond:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2020

Item 8. Financial Statements and Supplementary Data
Note 5. Revenues from Cotnracts with Customers, page 76

1. We note that you disaggregated your revenues by Commercial and US Government which is further disaggregated by Direct Ship Parts and Services. Please explain how reporting revenue in this way provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In this regard, we note that in your investor presentations and earnings calls, you discuss your business in terms of certain end markets such as communications, semi-cap, and life sciences, as well as product categories such as your 3D sensing operations. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 when determining the appropriate categories to use to disaggregate revenue.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Baker, Staff Accountant, at 202-551-3691or Terence O'Brien, Branch Chief, at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences